EXHIBIT 99.44

                     [Letterhead of John K. Rosenberg,
               Executive Vice President and General Counsel,
                         Western Resources, Inc.]

                                                      April 7, 1997

SENT VIA FAX AND MAILED

Floyd R. Finch, Jr.
Blackwell Sanders Matheny Weary
   & Lombardi L.C.
Two Pershing Square, Suite 1100
2300 Main Street
Kansas City, MO 64108

Dear Mr. Finch:

               In response to your letter of April 4, 1997, be advised that Western Resources announced last Friday that the shareowner meeting which had previously been scheduled for April 24, 1997, and to which your March 28 letter relates, has been rescheduled to June 17, 1997. You may not have been aware of that announcement when you sent your April 4 letter. Since your stated purpose for demanding the Western Resources shareowner list is to communicate with shareowners regarding "a solicitation of proxies in connection with the Special Meeting" - a point ignored in your April 4 letter - your request would appear moot until a record date for the meeting is set. If you renew your request when the record date is set, we will give it due consideration.

               Second, your March 20 request is somewhat incomplete because it ignores the reality of Western Resources' outstanding exchange offer for your client's parent company, ADT, Ltd. Under Kansas law, K.S.A. 17-6510 (1996), a court has the equitable power to impose such limitations and conditions with reference to an inspection as may be just and proper under the circumstances. In order for Western Resources to be able to determine whether such limitations may be appropriate, we need you to explain in any new request for a shareholder list how the demand relates to your client's status as a Western Resources shareholder as opposed to an ADT, Ltd. subsidiary.

                                          Sincerely,

                                          /s/ John K. Rosenberg